EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

August 6, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Sale of the property at “Sakia”

Bezeq previously reported on December 6, 2017, January 8, 2018 and May 22, 2018 regarding Bezeq’s agreement to sell its real estate property located at the Masovim Junction compound - “Sakia” (the “Transaction” and the “Property”) and regarding the demand that Bezeq pay a permit fee to the Israel Land Authority (“ILA”).

Bezeq now reports that on August 5, 2018, it received from the Local Planning and Building Committee, Or Yehuda, a demand to pay a special assessment tax in the amount of NIS 143.5 million (the “Special Assessment”).

If Bezeq will ultimately be required to pay the full amount of the Special Assessment and the permit fee, the capital gain to be recorded in its financial statements is expected to be NIS 250 million.

Bezeq previously filed an objection to the permit fee and is studying the issue of its potential liability to pay the Special Assessment in whole or in part, also vis-à-vis its entire contractual relations with the ILA. Bezeq estimates that the final amount of the permit fee and Special Assessment tax will be lower (and possibly substantially lower) than the initial demands.

The information included in Bezeq’s report regarding Bezeq’s estimates and the capital gain as a result of the sale of the Property is forward-looking information, as the term is defined in the Israeli Securities Law, 5728-1968 and is based, among other things, on Bezeq’s estimates regarding the costs of the Transaction, Bezeq’s expenses regarding the Asset and on Bezeq’s claims regarding the permit fee and the Special Assessment when at this stage Bezeq is unable to fully assess ILA’s arguments in these matters. The information may not fully materialize if Bezeq’s estimates materialize differently than expected.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.